FILED BY NOKIA CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT
FILE NO. 001-11130

Arvoisat osakkeenomistajat,

Ärade aktieägare,

Dear Shareholders,

On behalf of Nokia and its Board of Directors, I wish to welcome you to this Extraordinary General Meeting.

This year, Nokia has celebrated its 150-year history, and at the Annual General Meeting, I described the phases of that colorful history. Today, I want to add yet another interesting chapter to the story.

In the late 1960s and early 1970s, Nokia’s long-term plan was to excel in digital telephone exchanges. In August 1973, Kurt Wikstedt, President of Nokia Electronics, proposed to the Nokia Leadership Team, after careful consideration, that Nokia should buy know-how from CIT-Alcatel. Nokia employees had visited CIT-Alcatel’s premises in France in 1972 and become familiar with the company’s telephone network and exchanges.

However, it became evident that if we wanted to operate in the sector in Finland, we should partner with Televa as soon as possible. The companies launched their cooperation and founded the joint enterprise Telefonno – the predecessor of Telenokia and Nokia Networks – in 1977. The know-how license agreement with Alcatel had already been signed in January 1976.

This phase in the shared history of Nokia and Alcatel shows, firstly, that both of these companies have been involved in the development of the most advanced technologies in their industry for decades. The immense know-how and experience gained over the years is a strong foundation on which to build our current research and development work. But this is also a story about the most successful product in the economic history of Finland. According to some estimates, the cumulative net sales from our first digital telephone exchange, DX-200, have amounted to EUR 45 billion.

This is also a story about two companies that have kept their minds open and looked for the best partners that could make them stronger and more competitive together. This is how agile companies operate.

As Charles Darwin already noted, it is not the strongest of the species that survives, nor the most intelligent – it is the one that is most adaptable to change. I believe that the same theory applies to organizations.

Nokia has undergone some truly remarkable changes. From wood, rubber and cables to consumer electronics, from television sets to mobile phones and operator networks – and, most recently, from mobile devices to technologies for the programmable world. When making decisions, we have been aware that change brings uncertainty. Regardless of this, we have boldly made decisions. Making the decisions has been inevitable for ensuring our competitiveness and sometimes even our survival. Adaptation to change and agility in the face of changes are the foundation of the Nokia culture and the cornerstone of our survival and success.

The new Nokia has many roots from which to grow. Our history is built on the heritage of five great companies: Alcatel, Lucent, Motorola, Siemens and Nokia. Each root provides us with the vital elements we need in order to become even stronger.

The company’s latest change can be divided into three phases. The first phase started in mid-2012 and ended in September 2013. Nokia’s future was set during this phase, when the mobile phone operations were in a challenging situation and sold to a new owner upon favorable terms.

The second phase coincided with the first one. This was also an important phase for Nokia’s future. We settled the terms of the agreement that would give Nokia full ownership of NSN. Without this transaction, Nokia would have practically become an investment company.

The third phase concerned true, long-term strategic work. Without the first two phases, we would not have had the right nor the opportunity to build a new industrial vision and strategy for the company. Thus, it felt extremely rewarding to be able to analyze industry trends, customer needs and the intentions we expected our competitors to have.

The third phase culminated on the date when we announced the planned acquisition of Alcatel-Lucent. After having carefully analyzed the potential and trends in the industry for over 18 months, the management and the Board of Directors knew this was the right path to choose. We also decided to divest our map business HERE as part of the company’s transformation.

These three phases have transformed Nokia to its core in a short space of time. Boldness to make big changes is a sign of our entrepreneurial spirit, which has been an important part of Nokia’s renewal also in the company’s history. The vastness of the change brought about by the HERE and Alcatel-Lucent transactions can be seen in the fact that after the completion of these deals, more than 99% of Nokia’s over 100,000 employees will have have started their employment at Nokia during the last three years.

Finnish has a word for this kind of ability to bounce back from adversity and adapt to difficult situations: sisu. It means not giving up, being determined and undaunted, and having the strength of character and the kind of mental stamina that go beyond perseverance. The Finnish concept of sisu is also associated with a strong emotional charge and an energy that pushes us forward. In my opinion, if Mr. Darwin had been familiar with the concept of sisu, he would have referred to it in his famous quote on the survival of species.

Sisu is what makes us look to the future. Nokia invests in the future also when times are rough, starting a new phase as a stronger company.

I am proud of what we have achieved during the profound transformation that the company is currently undergoing. At the same time, I am humbled by new challenges that are already on our hands. This is what I love about the technology business; when I wake up in the morning, I know that while I slept something important happened somewhere in this world which will also affect us. This is why the company must be awake at all hours.

I am also convinced that although many things have changed and will change in the company, its strong values will hold.

Dear shareholders,

Today we are, once again, faced with an historic decision. A decision that will steer Nokia towards yet another phase.

When creating the strategy for the new Nokia a few years ago, we had two options from which to choose: we could take the road that would create value fast, or we could take the other, slower and less secure road that would eventually take us further. After thoroughly weighing both options, it was clear that we should choose the latter: we decided to start building a new world-class company – an industrial player that will have a key role in the world of the future and be driven by the goal of creating technology that serves people. Our vision is that all people and things will be interconnected via cloud services. This massively increases the number of connections and creates an opportunity to transform people’s lives all over the world – an opportunity that can be compared to the emergence of the Internet. According to our vision, Nokia is a company that can proudly look back at its 150-year history and remain successful for the next 150 years.

Today, you, dear shareholders, will decide whether to authorize the Board of Directors to make the decision on the issue of shares that will help conclude the combining of Nokia and Alcatel-Lucent. Nokia’s Board of Directors and the company management have prepared the transaction carefully, and we are all convinced that this transaction is the right decision to make in order to secure the company’s future success.

I will now briefly go through the reasons why we recommend that you grant us the authorization.

Several ongoing changes in the industry are guiding the market in the direction of our vision. These changes include operator market consolidation, a focus on added value perceived by customers instead of technology-oriented thinking, the increased significance of information security and privacy, the consolidation of fixed and wireless networks into a whole, and a need to centrally manage more and more complex networks to ensure high quality for customers.

We have made it clear that the primary purpose of the Alcatel-Lucent transaction is to acquire product categories that we are missing and to supplement our offering. We are not just seeking economies of scale for our wireless network operations.

As I mentioned earlier, the importance of added value perceived by customers is increasing, even in the network market. Here is a slightly simplified analogy: in healthcare, we are not so much interested in the imaging technology used as we are in whether we are cured of our ailment. Instead of purchasing hard disks, we pay for storage in a cloud. Instead of companies purchasing database servers, we reserve the required capacity in cloud storage. We have made the transition from paying for the technology to paying for the end result. In the network market, a similar phenomenon takes place when telecommunication solutions are used optimally in a manner that creates seamless user experiences for customers, even if the data transmission path changes from ADSL to 4G or from 5G to WLAN. For example, videos can be viewed seamlessly between mobile phones, tablets and television sets. Would it not be great to order one plan from an operator to cover both the mobile and the fixed broadband, both the home and the summer cottage, both the adults and the children, both the Internet, television and the Internet of Things? The focus is shifting from the use of technology to customer relationships.

Such comprehensive services can be designed and delivered best by a company that has sufficiently large-scale business operations in wireless network technologies, fixed network solutions, routing technologies and software-based network management solutions.

After the closing of the Alcatel-Lucent transaction, we would be the only player that meets all these requirements and serves the global market. We would become a global company that has one of its roots firmly set in Finland and an ambitious way of working that is characterized by sisu.

We believe that the two companies together are sufficiently large to act as a pioneer, grow profitably, respond to the needs of global customers, develop new technologies, continue to successfully license our intellectual property rights and create added value for you, our shareholders.

- - -

In the summer of 2012, Nokia’s market value was only around EUR 5 billion at its lowest. The company’s net cash represented EUR 3.6 billion of the total, meaning that the value of its actual business operations was only EUR 1.5 billion. Since then, we have come a long way, and last spring we announced the biggest transaction ever in the history of Finnish economy. The price we negotiated for the Alcatel-Lucent transaction is around EUR 15 billion, to be paid in shares.

Although we have worked hard to ensure smooth implementation since the transaction was announced, we have still managed to stay focused on our current business operations, which is reflected in our share price. At the end of November, Nokia’s market value was 27 billion. This is an indication of the health of our business, and of the market’s strong belief in our future prospects and the successful acquisition of Alcatel-Lucent.

In May, at our Annual General Meeting, we thought we could close the transaction in the first half of 2016. However, we received all the necessary regulatory approvals even sooner than we dared hope. I would like to express my gratitude to all Nokia employees and to our advisors who have worked relentlessly to speed up the approval process. At the end of October, we announced that we will be able to close the transaction during the first quarter of 2016 and that we expect to achieve the synergy benefits of the transaction ahead of the original plan. Our current target is to achieve EUR 900 million of operating cost synergies in full during 2018.

Nokia’s Board of Directors has conducted a thorough analysis of Nokia’s potential long-term capital structure requirements and, in October, announced plans for a two-year, EUR 7 billion program to optimize the efficiency of Nokia’s capital structure and return capital to its shareholders. The program is subject to the closing of the Alcatel-Lucent and HERE transactions, as well as the conversion of all Nokia and Alcatel-Lucent convertible bonds. After the implementation of this large-scale program, Nokia’s financial standing would remain strong.

Approximately EUR 4 billion of the EUR 7 billion program would consist of capital returns to shareholders. Planned ordinary and special dividend payments would take place in 2016 and 2017, subject to the acceptance of the shareholders in our Annual General Meetings. We have committed ourselves to use our capital efficiently in order to keep creating value for our shareholders.

Over the last six months, we have heard many skeptical comments about large-scale business transactions. We are confident that we will succeed, because we have experience of two not so well- executed integrations of equals – the Nokia-Siemens and Alcatel-Lucent mergers – and of one successful integration – the acquisition of Motorola networks business. We know what to do next, but we are also prepared for surprises. It should be borne in mind that the overlaps between our operations and those of Alcatel-Lucent are limited to only part of our respective businesses. Big part of the operations at the new company will continue unchanged.

Based on my current knowledge, I am confident about the success of our next phase.

Nokia’s history has always been colorful, and I believe our future will be colorful, too. We are now facing yet another major change. If you decide to approve the issuance of the new Nokia shares and if our exchange offer is successful, we will continue our work to make this company even more successful after we have completed the acquisition of Alcatel-Lucent. I am going to challenge myself and others to further develop Nokia, with passion and sisu. We want to accomplish things that people are now only beginning to envision in our laboratories and research and development units.

Dear shareholders, today you hold the power to decide whether you share my vision of Nokia’s future.

- - -

I will be presenting the Corporate Governance and Nomination Committee’s proposal for new members of the Board in more detail when the item related to the composition of the Board is discussed, but I want to comment briefly on the proposal now. Because the Board of Directors plays such an important role during times of major change, I have cooperated with the Corporate Governance and Nomination Committee closely to maximize the competence and diversity of the Board of Directors.

When choosing members of the Board, it is important to find the best combination of know-how, experience and vision. This has been our guideline when choosing new members for the Board of Directors.

However, I am not fully satisfied with the proposal. Women make up half of the world’s population, but the gender ratio in our industry does not correspond to these figures. This time, we were not able to prepare a proposal that would make the composition of the Board of Directors more balanced in terms of gender. Gender balance and the position of women are important to us, and we have discussed these actively among the Board and with Mr. Suri, our President and CEO. We are preparing a systematic program to improve gender balance across Nokia. The world is changing also in this respect, but we do not think the change is fast enough and we want to speed it up.

- - -

I want to thank all members of the Board of Directors for their excellent commitment to the achievement of our shared targets and willingness to work hard for them. I am grateful for having had the opportunity to work with such talented individuals and proud of the way we have supported and challenged the company’s management. I would like to express my special gratitude to Elizabeth Doherty, who will be leaving the Board of Directors at the completion of the Alcatel-Lucent transaction, for her valuable contribution to the company.

Dear shareholders,

Judging from advance registrations, around 1500 shareholders and proxy representatives of shareholders are gathered here today. In addition, almost 23 thousand nominee-registered shareholders are represented here. This means that, based on advance registrations, a total of approximately 1,8 billion shares are represented at this meeting, which corresponds to about 46 per cent of all shares.

Thank you for your support! General Meetings are important opportunities for us to hear your views and be at your service by answering any questions you might have. This time we were not able to send you the voting tickets in advance as usual, due to the strike of the Finnish mailing service, and we apologize for the delays this caused at the registration. I hope that we can otherwise carry out the meeting in a fluent manner. We are grateful for all comments we receive from you, supportive or otherwise. It is important to us that our shareholders receive the best available information on the company’s operation and outlook. I am glad to see so many of you here today, because it is a sign of your genuine interest in the company’s future and your wish to be involved in our business operations. I hope that most of you have faith in our future, as I and my fellow members of the Board have, and I hope that we will all meet again at our next General Meeting.

Finally, I would like to thank our numerous employees and partners who have laudably and in a short timeframe made all the practical arrangements and preparations for our meeting to be a successful event.

Hyvät naiset ja herrat,

Vielä kerran, tervetuloa! Julistan kokouksen avatuksi.

Mina damer och herrar, med dessa ord, hälsar jag Er alla välkomna till Nokias bolagsstämma. Stämman är öppnad.

Ladies and gentlemen, I wish you all welcome to the Extraordinary General Meeting of Nokia and declare the meeting opened.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This speech contains forward-looking statements that reflect Nokia’s and Alcatel-Lucent’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as, “plan”, “expect”, “will”, “would” and similar expressions. These forward-looking statements include statements relating to: the expected closing of the transaction; the expected customer reach of the combined group; the expected benefits of the proposed transaction, including related synergies; and the ability to implement the capital structure optimization program. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the success of the exchange offer; the performance of the global economy; the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this speech are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This speech relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American depositary shares (“ADSs”) and convertible securities issued by Alcatel-Lucent for new ordinary shares and ADSs of Nokia. This speech is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel-Lucent, nor is it a substitute for the Tender Offer Statement on Schedule TO; the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplement of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.

The information contained in this speech must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel-Lucent do not accept any responsibility for any violation by any person of any such restrictions.

The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel-Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel-Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel-Lucent (www.alcatel-lucent.com).